Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company”) informs to its shareholders and the market that it has been negotiating with XP Investimentos S.A. the acquisition of a minority interest in such entity, which will not trigger change in control. The Company reiterates that, until this moment, there was no agreement, transaction or contract executed with XP Investimentos S.A. and further clarifies that will immediately inform the consummation of any negotiation, in accordance with its policy regarding the disclosure of material acts or facts and Instruction 358/02 of the Brazilian Securities and Exchange Commission.

São Paulo-SP, May 10, 2017.

MARCELO KOPEL

Investor Relations Officer